TERYL RESOURCES CORP.

N E W S R E L E A S E

TERYL RESOURCES CORP. AND LINUXWIZARDRY SYSTEMS,
INC. COMPLETE JOINT VENTURE ON GOLD PROSPECT IN
ALASKA

CDNX: TRC.V

For Immediate Release: March 5, 2002 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) and LinuxWizardry Systems, Inc. (OTC BB: LNXWF) wish to announce that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will give to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a mineralized gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

LinuxWizardry Systems, Inc. is currently negotiating a license for a complete secure email solution using the Linux Operating System. The main problem with emails today is the attacks by viruses, worms and unauthorized emails that account for up to 90% of the emails received daily through spamming. Details will be announced when the license agreement is successfully completed.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T., one joint venture silver prospect located in northern B.C., Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com